Exhibit 99(B)
Resolutions
Review and Renewal of Fidelity Bond
RESOLVED, that the Board, including a majority of the Independent Managers, hereby determines that the amended fidelity bond (the “Fidelity Bond”) issued by Chubb Group of Ins. Co. (“Chubb”) covering any employee of the “insured,” as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the 1940 Act, in the amount of $1,000,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund; and further
RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the amendment of the Fidelity Bond, effective as of August 1, 2007, and authorizes the payment by the Fund of the annual premium on the Fidelity Bond in an amount not to exceed $3,900 after giving due consideration to all relevant factors; and further
RESOLVED, that in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements; and further
RESOLVED, that Mark F. Steen and Robert W. Fullerton, or either’s designee, which may include UMB Fund Services, Inc., be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission (the “SEC”) and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.